Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

April 4, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 28, 2024 The Nasdaq Stock Market LLC (the "Exchange") received from SolarBank Corporation (the "Registrant") a copy of the Registrant's application on Form 40-F 12(b) for the registration of the following security:

Common Shares

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 40-F 12(b) concurrently with effectiveness of its 1934 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi